EXHIBIT 99.109

CONSENT OF MICHAEL J. BROCH

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Mercator Minerals Ltd. (the “Corporation”) with the United States Securities and Exchange Commission in connection with (1) the annual information form of the Corporation dated March 31, 2010, (2) the annual information form of the Corporation dated March 31, 2011, (3) the management’s discussion and analysis of the Corporation for the year ended December 31, 2009, (4) the management’s discussion and analysis of the Corporation for the three months ended March 31, 2010, (5) the amended management’s discussion and analysis of the Corporation for the six months ended June 30, 2010, (6) the amended management’s discussion and analysis of the Corporation for the nine months ended September 30, 2010, (7) the management’s discussion and analysis of the Corporation for the year ended December 31, 2010, (8) the management’s discussion and analysis of the Corporation for the three months ended March 31, 2011 and (9) the management’s discussion and analysis of the Corporation for the six months ended June 30, 2011, which includes reference to my name in connection with information relating to the El Pilar property.

Date:  November 8, 2011

/s/ Michael J. Broch Michael J. Broch